EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Supplementary Immediate Report - Changes to the Legal Structure of the Bezeq Group

Tel Aviv, Israel – December 19, 2018 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced today that further to the Company’s immediate report dated December 13, 2018 regarding the Ministry’s intention to issue a hearing for public comment in respect of the Company’s application to change the legal structure of the subsidiaries, a supplementary immediate report is hereby submitted that the hearing document distributed by the Ministry of Communications on the subject was received at the Company’s offices on December 18, 2018.

In the hearing document, the Ministry indicates that along with the application submitted by Bezeq to change the legal structure of the subsidiaries, it is reviewing all structural separation obligations in Bezeq and Hot groups and the need to revise them, including regulation to provide a solution for the discriminatory issues in the use of infrastructure. The Ministry noted that it is weighing whether the above application regarding the legal structure of the subsidiaries can be approved even prior to completion of the foregoing review.

In the hearing document, the Ministry indicates that this application gives rise to concern that approval thereof at the present time could lead to strengthening of the Bezeq Group’s competitive advantages on the retail level at the expense of the different competitors. According to the hearing document, approval of the application at present will increase the Company’s incentive to discriminate against competitors in the use of its infrastructure and thereby leverage its advantage in the infrastructure segment over the service provision segment and strengthen the Group’s retail power, which in any event is already strong, prior to examination of the appropriate balances in this regard. The hearing further indicates that in view of the foregoing, the Ministry is deliberating whether it is possible to approve the application at present and under which terms.

The deadline for a submission of a response to the hearing is January 2, 2019.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.